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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 17, 2002
Incorporated by reference into Novartis AG's
Registration Statements on Form F-3,
as filed with the Commission on May 11, 2001 (File No. 333-60712)
and on January 21, 2002 (File No. 333-81862) and
its Registration Statement on Form S-8,
as filed with the Commission on May 14, 2001 (File No. 333-13506)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

Enclosure: Novartis nine month 2002 results (October 17, 2002)

Novartis International AG Novartis Communications CH-4002 Basel Switzerland Tel 1 41 61 324 2200 Fax 1 41 61 324 3300 Internet Address: http://www.novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis reports strong operating performance as 9-month 2002 sales climb 11% in local currencies

  •
  Group sales up 11% in local currencies (4% in CHF) driven by strong growth in Pharmaceuticals and Generics

  •
  Pharmaceuticals outperforms industry average in all major markets throughout 2002, delivering sales growth of 13% in local currencies (+5% in CHF), driven by the cardiovascular and oncology franchises

  •
  Operating income continues to grow at double-digit rate (+11%)

  •
  Net income up 4%, reflecting strong operating performance and an attractive level of financial income despite continued difficult market conditions

  •
  Earnings per share rose 6%, supported by share repurchase program

  •
  Switch to reporting in US dollars foreseen as of first quarter 2003

PRESS BRIEFING: 08.00 EST (14.00 CET) by internet and phone—see www.novartis.com
Phone-in: US +1412 858 46 00; Europe & elsewhere +41 91 610 41 35

Consolidated key figures

Nine months

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies

Sales	15 346	24 247		23 384		4	11
Operating income	3 746	5 919	24.4	5 353	22.9	11	13
Net income	3 546	5 603	23.1	5 412	23.1	4

	USD	CHF		CHF	% change

Earnings per share/ADS	1.41	2.22		2.10		6

Number of employees		74 236		70 749		5

All USD figures are convenience translations of CHF into USD at a rate of 1.58. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

All product names appearing in italics are registered trademarks of the Novartis Group.

Third quarter

	2002			2001		% Change
	USD m	CHF m	% of sales	CHF m	% of sales	CHF	local currencies

Sales	5 059	7 993		8 117		-2	10
Operating income	1 242	1 962	24.5	1 873	23.1	5	9
Net income	1 111	1 755	22.0	1 683	20.7	4

Earnings per share/ADS	USD 0.45	CHF 0.71		CHF 0.66	% change 8

Basel, 17 October 2002—Referring to the business results published by Novartis AG (NYSE: NVS) today, Dr. Daniel Vasella, Chairman and CEO, commented: "Our strong results were mainly driven by the performance of our Pharmaceuticals business, which gained market share based on the expansion of our cardiovascular and oncology franchises. The introductions of innovative products, such as Gleevec and Zometa, for cancer patients, and Zelnorm and Elidel will help support the pace of growth, while we continue to invest heavily in Research and Development focussing on our long-term future"

Novartis currently generates 43% of its sales in the US, which continues to be the world's largest and fastest growing pharmaceutical market. To better reflect the performance and to lessen the impact of currency volatility, the Group foresees reporting its financial results in US dollars beginning with the first quarter results in 2003.

Group sales up 11% to CHF 24.2 billion (USD 15.3 billion)

Group nine-month sales rose 11% in local currencies (4% in CHF), with a third-quarter increase of 10% in local currencies (-2% in CHF) above the high levels achieved last year. Strong volume increases, especially in Pharmaceuticals and Generics, contributed 10 percentage points to sales growth, more than offsetting the negative currency impact of 7 percentage points due to the strength of the Swiss franc. The remaining one percentage point of sales growth came from price increases.

Operating income rises 11% to CHF 5.9 billion (USD 3.7 billion)

Investments were stepped up in Research & Development as well as in Marketing & Distribution to support product launches and key growth drivers. Overall, based on productivity gains and improvements in the product mix, expenses increased at a slower rate than sales, with the result that operating income climbed 11% in Swiss francs to CHF 5.9 billion (USD 3.7 billion).

Net income rises 4% to CHF 5.6 billion (USD 3.5 billion)

The strong operating performance coupled with an attractive level of net financial income (CHF 836 million; USD 529 million), achieved in a difficult environment, lifted nine-month net income 4% in Swiss francs to CHF 5.6 billion (USD 3.5 billion). Taxes amounted to CHF 1.2 billion (USD 730 million), corresponding to a tax rate of 17.0% (17.7% in the prior year).

Outlook 2002 (barring any unforeseen events)

Novartis expects good sales growth for the full year, driven by Pharmaceuticals. Based on the sales growth of key brands, supported by new product introductions, the Group expects to meet its full-year target for Pharmaceuticals sales growth of about 10% in local currencies.

As previously forecast, the sustained strength of the Swiss franc against the US dollar and the Japanese yen will have a significant impact on Novartis' full-year results, although this will be softened because transactional exposures in US dollars and Japanese yen for the current year have been fully hedged.

Net financial income, which is difficult to predict in the prevailing environment, is expected to be slightly lower than last year's record level.

Barring any unforeseen events, both operating and net income are expected to exceed the previous year's levels.

Sales by division and business unit

Nine months

	2002		2001		% Change
	USD m	CHF m	CHF m		CHF	local currencies

Pharmaceuticals	9 923	15 679	14 896		5	13

Generics	1 278	2 020	1 757		15	24
OTC	1 109	1 753	1 866	[1]	-6	0
Animal Health	473	746	715		4	12
Medical Nutrition[2]	708	1 118	1 142	[1]	-2	3
Infant & Baby	1 007	1 591	1 642	[1]	-3	5
CIBA Vision	848	1 340	1 366		-2	5

Consumer Health	5 423	8 568	8 488		1	8

Total	15 346	24 247	23 384		4	11

Third quarter

	2002		2001		% Change
	USD m	CHF m	CHF m		CHF	local currencies

Pharmaceuticals	3 249	5 133	5 207		-1	10

Generics	467	738	636		16	28
OTC	373	590	652	[1]	-10	-1
Animal Health	148	234	225		4	17
Medical Nutrition[2]	227	358	365	[1]	-2	5
Infant & Baby	315	498	547	[1]	-9	6
CIBA Vision	280	442	485		-9	0

Consumer Health	1 810	2 860	2 910		-2	9

Total	5 059	7 993	8 117		-2	10

Restated to reflect a change in the classification of certain sales incentives and discounts to retailers: In the first nine months of 2001, sales have been reduced by CHF 88 million, CHF 36 million and CHF 176 million for OTC, Medical Nutrition, and Infant & Baby, respectively, with a corresponding reduction in Marketing & Distribution expenses.

Including Health & Functional Food

Operating income by division and business unit

Nine months

	2002			2001
	USD m	CHF m	% of sales	CHF m	% of sales	Change in %

Pharmaceuticals	2 859	4 517	28.8	4 131	27.7	9

Generics	186	293	14.5	209	11.9	40
OTC	161	255	14.5	278	14.9	-8
Animal Health	78	123	16.5	96	13.4	28
Medical Nutrition[1]	42	67	6.0	59	5.2	14
Infant & Baby	184	291	18.3	287	17.5	1
CIBA Vision	99	156	11.6	156	11.4	0

Consumer Health	750	1 185	13.8	1 085	12.8	9

Corporate income, net	137	217		137		58

Total	3 746	5 919	24.4	5 353	22.9	11

Third quarter

	2002			2001
	USD m	CHF m	% of sales	CHF m	% of sales	Change in %

Pharmaceuticals	928	1 467	28.6	1 436	27.6	2

Generics	69	108	14.6	68	10.7	59
OTC	80	127	21.5	128	19.6	-1
Animal Health	23	35	15.0	30	13.3	17
Medical Nutrition[1]	11	17	4.7	17	4.7	0
Infant & Baby	59	94	18.9	94	17.2	0
CIBA Vision	35	56	12.7	69	14.2	-19

Consumer Health	277	437	15.3	406	14.0	8

Corporate income, net	37	58		31		87

Total	1 242	1 962	24.5	1 873	23.1	5

1
Including Health & Functional Food

Pharmaceuticals

Sales

Novartis' core Pharmaceuticals business increased sales by 13% (5% in CHF) to CHF 15.7 billion (USD 9.9 billion) in the first nine months and 10% (-1% in CHF) in the third quarter, with dynamic momentum in the key cardiovascular and oncology businesses, where Diovan, Lotrel, Glivec/Gleevec, Zometa and Sandostatin are the main growth drivers.

The successful introduction of new products, such as Elidel, Zometa and Zelnorm, a new strength of Lotrel, new indications for Visudyne, and the increasing popularity of Lescol all contributed to lifting sales. Double-digit sales growth was achieved in all regions, including Japan (+14%) despite government mandated price decreases. In Europe, strong performances in France and Spain offset the effects of pricing pressures in several countries, mandatory generic substitution in Germany and the effects of parallel imports both in Germany and the UK.

Operating income

Pharmaceuticals' operating income climbed 9% to CHF 4.5 billion (USD 2.9 billion) in the first nine months. As a percentage of sales, the cost of goods sold improved slightly due to product mix changes and productivity gains. Marketing & Distribution investments increased as a percentage of sales to drive the introduction of Elidel and the launch of Zelnorm in the US. Implementation of the new research strategy and the establishment of the new Boston facility led to a 4% increase in Research & Development investments, which remained at 17% of sales.

Highlights

Primary Care

Diovan/Co-Diovan (+52%, US: +48%; hypertension) further extended its category leadership in the US to more than 38% of new prescriptions. In August, Novartis' flagship antihypertensive became the first and only drug of its kind to receive approval for treatment in heart failure. A new higher dose (160/25) formulation of Co-Diovan was launched in the US adding to the broad choice and flexibility for patients and physicians.

Lotrel (US: +39%; hypertension), also extended its share of new prescriptions. A new formulation (10 mg amlodipine + 20 mg benazepril HCl) was launched in July and has been well received by physicians and patients, reflecting the fact that 90% of Lotrel patients achieve their blood pressure goal with the additional benefits of an ACE inhibitor.

Lescol (+22%, US: +19%; cholesterol reduction) sales grew dynamically in Europe and strongly in other regions, reflecting the drug's particularly favorable risk/benefit profile and convenient XL extended-release formulation. In August, a new indication in angioplasty patients was filed for regulatory approval in the US.

Lamisil (0%, US: -8%; fungal infections) sales dropped in the US, owing to the declining onychomycosis market.

Elidel (eczema) has now been launched in 23 countries, including the US, and has completed the mutual recognition procedure in Europe. Sales to the end of September reached CHF 88 million (USD 56 million). Within just six months, this highly effective, non-steroid cream has become the number-one branded topical treatment for eczema in the US, where it has captured 55% of new prescriptions.

Exelon (+20%, US: +20%; Alzheimer's disease) continued to post good sales growth as new marketing initiatives are instigated to counter increased competition in its fast-growing segment. Studies have revealed that Exelon inhibits an additional enzyme (butyrylcholinesterase) that causes neurological dysfunction in Alzheimer's disease. Based on these findings an expansion of the product's labeling has been approved in Europe to include its unique dual inhibition properties.

Zelmac/Zelnorm (constipation related irritable bowel syndrome) has now gained approval in 23 countries and the US launch is under way following approval in July. With progress being made on reimbursement, sales this year reached CHF 55 million (USD 35 million). Marketing investments over the third and fourth quarters for the launch of Zelnorm in the US are estimated at CHF 200 million (USD 127 million).

Oncology

Novartis Oncology gained further market share and posted strong sales growth of +27% in local currencies (+19% in CHF). In the oncology segment, Novartis now ranks as the third largest and fastest growing of the world's top-five oncology companies.

Glivec/Gleevec, for treating certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), continued to bring benefits to thousands of patients in more than 80 countries. Exceeding expectations, nine-month sales topped CHF 661 million (USD 418 million). Major progress was achieved on reimbursement, especially in the UK, Australia and New Zealand. The application for approval as first-line treatment has been granted priority review in the US and has already received a positive opinion from the CPMP in Europe.

Zometa (complications of a broad range of cancers), the more potent and convenient successor to Aredia, achieved sales of CHF 505 million (USD 320 million), making it the world's leading bisphosphonate. The bone metastases indication was approved in Europe in July for a broad range of cancer settings, following US approval earlier this year.

Aredia (bone metastases; -60%; US: -78%) sales reflect the anticipated competition from multiple generic entrants in several markets and the impact from the launch of Zometa.

Femara, the first-line therapy for advanced breast cancer in postmenopausal women, posted a 43% (US: +66%) rise in sales to CHF 199 million (USD 126 million). Femara is the US leader in the first-line metastatic cancer setting.

Sandostatin continues to post substantial double-digit growth, with sales up 24% (US: +37%) to CHF 719 million (USD 455 million) driven by continued market penetration of the convenient, long-acting, once-a-month "LAR' formulation.

Ophthalmics

Ophthalmics' sales rose 13% local currencies (5% in CHF), driven by Visudyne.

Visudyne (+29%; US: +23%; treatment in macular degeneration) sales topped CHF 332 million (USD 210 million). Visudyne therapy has now been approved in more than 65 countries for its main indication and in more than 40, including the EU, US and Canada, for additional indications. EU approval for use in occult age-related macular degeneration was granted in August.

Transplantation

Nine-month sales were down just 2% in local currencies (-9% in CHF). Generics and branded competitor products had limited impact on the Neoral franchise, owing to the importance of avoiding fluctuations in drug concentrations in patients who are stable and doing well on Neoral.

Sales of Neoral/Sandimmun, the cornerstone of immunosuppression, (-4%; US: -9%) were underpinned by market share gains in Japan, which partly offset price pressures and generic erosion in other regions.

Simulect, the induction immunosuppressant designed to complement Neoral, posted a 24% rise in sales (US: +10%) following its successful launch in Japan and continued market segment share gains from established competitor brands in most regions.

Mature Products

The mature brands continued to report only a modest decline in overall sales as a result of focused investments on selected key products and markets.

Voltaren (-4%, anti-inflammatory) continued to compete well against generics and the COX-2 inhibitor class of drugs. The product gained a lift from the launch of the migraine indication in Germany.

Generics

Sales

Generics' sales jumped 24% in local currencies (15% in CHF) to CHF 2.0 billion (USD 1.3 billion), driven by increased volumes, while prices eroded by 2%. The performance was led by sales growth in the US, supported by new product launches and expansion into new markets.

The retail business with finished forms continued to post exceptionally strong gains with nine-month sales up more than 30%, due to the US performance and the July launch of Geneva's generic form of the anti-infective Augmentin®. Sales were also fuelled by recently introduced products, including mefloquine (malaria), nabumetone (inflammation), metformin (diabetes), and fluoxetine (depression). Dynamic sales were also posted in Europe, particularly in the UK, France, and the Netherlands, due to the success of the ulcer treatment omeprazole.

The industrial business was lifted by sales of high-value compounds under third-party manufacturing contracts in the early part of the year and was again driven by continued strong sales of bulk antibiotics and the penicillin franchise.

In August, Novartis announced a friendly take-over bid for Lek, Slovenia's leading drug-maker. The offer price of 95 000 Slovenian Tolars per share implies a market capitalization for Lek of about CHF 1.2 billion. The offer expires on 28 October 2002.

Operating income

Operating income soared 40%, fuelled by top-line growth, productivity gains and a stronger focus on higher margin products. Although regional sales forces were expanded and new markets entered, Marketing & Distribution expenses were reduced as a percentage of sales. Research & Development investments increased 9% to CHF 143 million to fund the new R&D center in Vienna. The positive trend of sales and functional costs, and the non-recurrence of acquisition-related costs last year, lifted the operating margin 2.6 percentage points to 14.5%.

OTC

Sales

OTC (over-the-counter medicines) sales reached CHF 1.8 billion (USD 1.1 billion).

Excluding terminated, acquired and transferred (Denavir) businesses, underlying sales grew 4% in local currencies, driven by the key brands Nicotinell/Habitrol (smoking cessation), Lamisil (antifungal), Otrivin (nasal decongestant). The growth of these products compensated for the weak cough and cold season in the US earlier this year and a drop in calcium sales resulting from reimbursement issues in Europe.

Operating income

Operating income dropped 8% to CHF 255 million (USD 161 million), as a result of lower volumes and increased General & Administration expenses due primarily to the Divisional reorganization announced in February. These were partially offset by reduced Marketing & Distribution expenses. The operating margin eased down just 0.4 percentage points to 14.5%.

Animal Health

Sales

With nine-month revenues up 12% in local currencies (4% in CHF) to CHF 0.7 billion (USD 0.5 billion), Animal Health outpaced its market. US sales grew strongly, supported by the acquired vaccine businesses, which contributed 5 percentage points to the Business Unit's sales growth.

The companion animal franchise was driven by strong sales of the key brands Interceptor (worm treatment), Sentinel (combined worm and flea treatment) and Fortekor (cardio-renal drug). A number of new products were launched in key markets in the third quarter, including Atopica, a novel treatment for atopic dermatitis in dogs, Deramaxx, a novel COX2 inhibitor product for pain control in dogs, and Milbemax, a worm treatment for cats and dogs.

The farm animal franchise benefited from the recovery from the UK foot and mouth epidemic and continued to grow dynamically, led by the therapeutic anti-infectives.

The vaccines and aquahealth franchise posted a strong rise in sales and now represents 8% of the Business Unit's revenues.

Operating income

Nine-month operating income jumped 28% to CHF 123 million (USD 78 million), leading to an operating margin of 16.5%. Apart from acquisition-related charges, operating costs were reduced significantly as Marketing & Distribution investments were focused on key new launches, whilst Research & Development investments were maintained as a percentage of sales.

Medical Nutrition and Health & Functional Food (HF&F)

Sales

Combined Medical Nutrition and Health & Functional Food (HF&F) sales grew 3% in local currencies (-2% in CHF) to CHF 1.1 billion (USD 0.7 billion).

Boosted by a particularly strong third quarter, Medical Nutrition posted a high single digit rise in nine-month sales, led by the strong performance of Enteral Nutrition (Isosource and Novasource). Additional sales impetus came from the Medical Food franchise (Resource), which continued to benefit from the expansion of the home-care channel.

In HF&F, sales growth from the core-brands offset the impact of distributor changes in China and Italy, while Sports Nutrition sales were lifted by the introduction of Isostar "Fast Hydration'. The HF&F divestment moved a step closer to completion with the recently announced sale of the Food & Beverage business (including the Ovaltine, Caotina, Lacovo brands) for approximately CHF 400 million to Associated British Foods. The transaction is expected to close before the end of the year.

Operating income

Operating income was up 14% to CHF 67 million (USD 42 million) as a result of productivity gains and favorable raw material prices. The operating result was impacted by a one-time provision for potential value-added tax charges in Germany, as a result of VAT rate issues affecting the industry in general. This was partially offset by one-time divestment gains in the UK associated with the consolidation of Ovaltine production in Europe and the non-recurrence of related restructuring costs. As a result, the operating margin expanded to 6.0%.

Infant & Baby

Sales

Infant & Baby continued to post above-industry growth, as nine-month sales climbed 5% (-3% in CHF) to CHF 1.6 billion (USD 1.0 billion). The major contributor to the continued solid performance was Gerber in the US, spurred by innovations in the Juice, Graduates, and Tender Harvest lines. An outstanding success has been Li'l Entrees, a new line of microwavable convenience trays targeted at the toddler segment.

While the Baby Care business contended with intensified competition, private label entries, and category decline, the Gerber Wellness line of skincare and healthcare products continued to achieve good sales growth.

Operating income

Nine-month operating income increased 1% to CHF 291 million (USD 184 million), achieved mainly through sales expansion, improved productivity, and reduced General & Administration costs. As a result, the operating margin improved to 18.3%.

CIBA Vision

Sales

Nine-month sales climbed 5% in local currencies (-2% in CHF) to CHF 1.3 billion (USD 0.8 billion), driven by the high-volume lens franchise, which outpaced the competition.

Focus DAILIES and NIGHT & DAY lenses continued to perform dynamically, and demand for cosmetic lenses grew, with FreshLook colored lenses remaining the segment leader. FreshLook Radiance cosmetic lenses were launched in several markets, with US approval expected later this year. Focus DAILIES Toric, the world's first and only daily disposable lens for astigmatism correction, was introduced in Europe.

The ophthalmic surgical business was lifted by several innovative products including VisThesia, a combination viscoelastic and anesthetic, which may help shorten cataract surgeries, Vivarte PRESBYOPIC phakic refractive lens; and an improved convenient injector system for the PRL phakic refractive lens. CIBA Vision also obtained exclusive rights in the US and Canada to market the Ex-PRESS mini glaucoma shunt, an innovative and minimally invasive approach for treating glaucoma.

The lens-care franchise continued to compete in a shrinking market particularly in the US. As a result sales declined, but were underpinned by other regions and the roll-out of FreshLook Care in Japan.

Operating income

Operating income reached the prior nine-month level of CHF 156 million (USD 99 million). Investments in Marketing & Distribution were increased to power new launches and advertising campaigns. Research & Development investments were maintained at the previous nine-month level and focused on the development of new products and lens production technology. Operating margin increased to 11.6%.

Corporate

Corporate income, net

This includes the costs of corporate management, income resulting from charging share and share option plan costs to the operating companies, and pension income. Net corporate income increased CHF 80 million (USD 51 million) in comparison with the previous nine months.

Income from associated companies

Income from associated companies totalled CHF 28 million (USD 18 million). The Novartis stake in Chiron Corporation contributed CHF 103 million.

Financial income, net

An attractive level of financial income net, CHF 836 million (USD 529 million), was generated in a difficult environment due to good currency management and equity strategies. This is lower than the CHF 1 149 million in the comparative period of last year, when financial income came mainly in the first six months—in contrast to the more even distribution this year. At CHF 982 million, gross financial income on the Group's liquidity was CHF 542 million lower than in 2001 because the average level of liquidity has been lower and interest rates substantially lower in the current year. This was, however, partially offset by currency hedging gains mainly from US dollar and Japanese yen. Taking losses in emerging markets into account, net currency gains were CHF 97 million (up CHF 214 million from last year).

Balance sheet

On 22 July, Novartis initiated its third share buy-back program to repurchase shares via a second trading line on the SWX Swiss Exchange for up to a total of CHF 4 billion. On 30 September, approximately 23 million shares had been repurchased for a total of CHF 1.4 billion. The repurchased shares will subsequently be cancelled in order to reduce the Group's issued share capital.

The Group's equity decreased CHF 4.0 billion (USD 2.5 billion) to CHF 38.2 billion (USD 24.2 billion) at 30 September 2002 compared to the year end, as nine-month net income (CHF 5.6 billion) only partially offset dividend payments (CHF 2.3 billion), the acquisition of treasury shares (CHF 5.2 billion), translation losses (CHF 0.9 billion) and a CHF 1.2 billion reduction in the fair value reserve for marketable securities and other equity movements. The debt:equity ratio improved from 0.21:1 at the end of 2001 to 0.19:1 on 30 September 2002.

Cash flow

Despite increased net income, cash flow from operating activities declined CHF 174 million (USD 110 million) to CHF 5.0 billion, principally owing to a CHF 635 million increase in net current assets due mainly to sales growth. Free cash flow reached CHF 2.0 billion.

Net liquidity (i.e. marketable securities including derivatives plus cash and cash equivalents less financial debt and derivatives) amounted to CHF 8.0 billion (USD 5.1 billion) at 30 September 2002.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2001, the Group's businesses achieved sales of CHF 32.0 billion (USD 19.1 billion) and a net income of CHF 7.0 billion (USD 4.2 billion). The Group invested approximately CHF 4.2 billion (USD 2.5 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 74 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "will", "Outlook", "expects", "predicts", "estimates", "forecasts", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products and new indications to be approved for existing products, expected to be introduced or have been introduced by the Group and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

FURTHER REPORTING DATES

2002 full-year results will be published on 23 January 2003 in conjunction with Novartis' Financial Results Conference in Zurich.

Condensed consolidated financial statements

Consolidated income statements (unaudited)

Nine months

	2002		2001	Change in
	USD m	CHF m	CHF m	CHF m	%

Total sales	15 346	24 247	23 384	863	4
Cost of goods sold	-3 681	-5 816	-5 804	-12	0
Gross profit	11 665	18 431	17 580	851	5
Marketing & Distribution	-5 235	-8 271	-7 954	-317	4
Research & Development	-2 005	-3 168	-3 067	-101	3
General & Administration	-679	-1 073	-1 206	133	-11
Operating income	3 746	5 919	5 353	566	11
Result from associated companies	18	28	100	-72	-72
Financial income, net	529	836	1 149	-313	-27
Income before taxes and minority interests	4 293	6 783	6 602	181	3
Taxes	-730	-1 153	-1 167	14	-1
Minority interests	-17	-27	-23	-4	17

Net income	3 546	5 603	5 412	191	4

Third quarter

	2002		2001	Change in
	USD m	CHF m	CHF m	CHF m	%

Total sales	5 059	7 993	8 117	-124	-2
Cost of goods sold	-1 211	-1 913	-2 000	87	-4
Gross profit	3 848	6 080	6 117	-37	-1
Marketing & Distribution	-1 673	-2 643	-2 689	46	-2
Research & Development	-676	-1 068	-1 057	-11	1
General & Administration	-257	-407	-498	91	-18
Operating income	1 242	1 962	1 873	89	5
Result from associated companies	10	17	23	-6	-26
Financial income, net	99	156	197	-41	-21
Income before taxes and minority interests	1 351	2 135	2 093	42	2
Taxes	-229	-363	-399	36	-9
Minority interests	-11	-17	-11	-6	55

Net income	1 111	1 755	1 683	72	4

Due to new accounting rules, 2001 sales have been restated to reflect a change in the classification of certain sales incentives and discounts to retailers. This restatement amounted to a reduction of CHF 300 million in 2001 nine-month sales (CHF 103 million in the third quarter) with a corresponding reduction in Marketing & Distribution expenses.

All USD figures are convenience translations of CHF into USD at a rate of 1.58. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Condensed consolidated balance sheets

	30 Sept. 2002 (unaudited) CHF m	31 Dec. 2001 CHF m	Change CHF m	30 Sept. 2001 (unaudited) CHF m

Assets
Total long-term assets	33 957	32 585	1 372	31 868

Current assets
Inventories	4 126	4 112	14	4 131
Trade accounts receivable	5 412	5 349	63	5 388
Other current assets	1 972	2 563	-591	2 204
Cash, short-term deposits and marketable securities	15 257	22 152	-6 895	15 213

Total current assets	26 767	34 176	-7 409	26 936

Total assets	60 724	66 761	-6 037	58 804

Equity and liabilities
Total equity	38 203	42 245	-4 042	36 437

Long-term liabilities (including minority interests)
Financial debts	2 341	2 500	-159	2 213
Other long-term liabilities	7 950	7 819	131	7 885
Total long-term liabilities	10 291	10 319	-28	10 098
Short-term liabilities
Trade accounts payable	1 402	1 809	-407	1 736
Financial debts and derivatives	4 918	6 177	-1 259	4 897
Other short-term liabilities	5 910	6 211	-301	5 636
Total short-term liabilities	12 230	14 197	-1 967	12 269

Total liabilities	22 521	24 516	-1 995	22 367

Total equity and liabilities	60 724	66 761	-6 037	58 804

Condensed consolidated cash flow statements and change in liquidity (unaudited)

	Nine months 2002 CHF m	Nine months 2001 CHF m	Change CHF m

Net income	5 603	5 412	191
Reversal of non-cash items
Taxes	1 153	1 167	-14
Depreciation, amortization and impairments	1 143	1 124	19
Net financial income	-836	-1 149	313
Other	-294	-210	-84

Net income adjusted for non-cash items	6 769	6 344	425
Interest and other financial receipts	485	696	-211
Interest and other financial payments	-180	-254	74
Taxes paid	-941	-1 062	121

Cash flow before working capital and provision changes	6 133	5 724	409
Restructuring payments and other cash payments out of provisions	-200	-252	52
Change in net current assets and other operating cash flow items	-906	-271	-635

Cash flow from operating activities	5 027	5 201	-174

Investments in tangible fixed assets	-922	-880	-42
Increase in marketable securities, intangible and financial assets	-2 132	-2 108	-24

Cash flow used for investing activities	-3 054	-2 988	-66

Cash flow used for financing activities	-8 194	-5 117	-3 077

Translation effect on cash and cash equivalents	-67	-4	-63

Change in cash and cash equivalents	-6 288	-2 908	-3 380

Change in marketable securities, financial debt and financial derivatives	811	-3 584	4 395

Change in net liquidity	-5 477	-6 492	1 015
Net liquidity at 1 January	13 475	14 595	-1 120

Net liquidity at 30 September	7 998	8 103	-105

Free cash flow	2 009	2 323	-314

Consolidated changes in equity (unaudited)

	Nine months 2002 CHF m	Nine months 2001 CHF m	Change CHF m

Consolidated equity at 1 January	42 245	38 908	3 337
Dividends to third parties	-2 294	-2 194	-100
Acquisition of treasury shares, net	-5 171	-3 446	-1 725
Translation effects	-988	-1 016	28
Net income for first 9 months	5 603	5 412	191
Other equity movements	-1 192	-1 227	35

Consolidated equity at 30 September	38 203	36 437	1 766

Share information

	Nine months 2002	Nine months 2001

Average number of shares outstanding (million)	2 528	2 577
Basic earnings per share (CHF)	2.22	2.10
Diluted earnings per share (CHF)	2.18	2.10
	30 Sept. 2002	30 Sept. 2001

Registered share price (CHF)	58.25	63.30
ADS price (USD)	39.73	38.92
Market capitalization (CHF billion)	143.8	161.7

Principal currency translation rates

	Average rates Nine months 2002 CHF	Average rates Nine months 2001 CHF	Period-end rates 30 Sept. 2002 CHF	Period-end rates 31 Dec. 2001 CHF	Period-end rates 30 Sept. 2001 CHF

1 USD	1.58	1.70	1.49	1.68	1.61
1 EUR	1.47	1.52	1.47	1.48	1.47
1 GBP	2.34	2.45	2.33	2.43	2.37
100 JPY	1.26	1.41	1.22	1.28	1.36

Notes to the interim financial report for the nine months ended 30 September 2002

1.    Basis of preparation

        This unaudited interim financial report has been prepared in accordance with the accounting policies set out in the 2001 Annual Report and International Accounting Standard 34 on Interim Financial Reporting.

There were no significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2001 Annual Report.

2.    Changes in the scope of consolidation

        The following significant changes were made during the nine months to 30 September 2002 and in 2001:

2002

Animal Health

In January, the sector completed the acquisition of two US farm animal vaccine companies, Grand Laboratories Inc., Iowa and ImmTech Biologies Inc., Kansas. The combined 2001 revenues were approximately CHF 55 million (USD 33 million) and the combined purchase price is a minimum of CHF 168 million of which CHF 140 million was settled in Novartis American Depositary Shares. The final purchase price may increase depending on whether certain future sales and other targets are met.

Medical Nutrition—including Health & Functional Food (HF&F)

In February, Novartis announced its intention to divest the HF&F businesses by the end of 2002. The revenues of these businesses amounted to approx. CHF 850 million in 2001. Following regulatory approvals, the announced sale of the Food & Beverage part of HF&F to Associated British Foods for approximately CHF 400 million is expected to be completed by early December, when these activities will no longer be consolidated. The Food & Beverage businesses reported sales of approximately CHF 370 million in 2001.

2001

Generics

In January, Generics acquired the generic business line in the USA of Apothecon Inc., from Bristol Myers Squibb and BASF's European generic activities. In April, Generics acquired Labinca SA, Buenos Aires, Argentina and Lagap Pharmaceuticals Ltd., UK.

Corporate

During 2001, the Group acquired 21.3% of the voting shares of Roche Holding AG, which represents approximately 4% of its total shares and equity securities.

3.
Significant differences between IAS and United States Generally Accepted Accounting Principles (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below:

	Nine months 2002 CHF m	Nine months 2001 CHF m

Net income under IAS	5 603	5 412
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-222	-241
Purchase accounting: other acquisitions	—	-301
Purchase accounting: IAS goodwill amortization	143	—
Available-for-sale securities	-549	-166
Pension provisions	-2	-35
Share-based compensation	-162	-52
Consolidation of share-based compensation foundations	-24	-27
In-process Research & Development	-11	-691
Deferred taxes	-136	-130
Other	-81	15
Deferred tax effect on US GAAP adjustments	-6	33

Net income under US GAAP	4 553	3 817

	30 Sept. 2002 CHF m	30 Sept. 2001 CHF m

Equity under IAS	38 203	36 437
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	4 604	4 906
Purchase accounting: other acquisitions	4 760	5 057
Purchase accounting: IAS goodwill amortization	143	—
Pension provisions	1 430	1 706
Share-based compensation	-188	-118
Consolidation of share-based compensation foundations	-643	-893
In-process Research & Development	-1 126	-860
Deferred taxes	-756	-719
Other	18	95
Deferred tax effect on US GAAP adjustments	-538	-763

Equity under US GAAP	45 907	44 848

Basic earnings per share under US GAAP (CHF)	1.87	1.54

Diluted earnings per share under US GAAP (CHF)	1.83	1.51

Supplementary tables: Nine months 2002 — Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic Area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies

Diovan/Co-Diovan	Hypertension	920	48	954	56	1 874	1 186	41	52
Cibacen/Lotensin	Hypertension	1 165	28	144	-4	1 309	828	16	24
(of which Lotrel)		761	39	0	N/A	761	482	29	39
Neoral/Sandimmun	Transplantation	342	-9	899	-1	1 241	785	-11	-4
Lamisil (group)	Fungal infections	481	-8	517	10	998	632	-7	0
Sandostatin (group)	Acromegaly	337	37	382	14	719	455	16	24
Voltaren (group)	Inflammation/pain	8	-56	688	-3	696	441	-13	-4
Glivec/Gleevec	Chronic myeloid leukemia	243	126	418	N/A	661	418	372	411
Lescol	Cholesterol reduction	296	19	352	26	648	410	14	22
Zometa	Cancer complications	385	N/A	120	N/A	505	320	N/A	N/A
Miacalcic	Osteoporosis	309	-6	182	-2	491	311	-10	-5

Top ten products total		4 486	33	4 656	26	9 142	5 786	20	29
Tegretol	Epilepsy	145	-20	284	2	429	272	-15	-7
Aredia (group)	Cancer complications	130	-78	244	-26	374	237	-62	-60
Leponex/Clozaril	Schizophrenia	137	-15	232	8	369	234	-8	-2
HRT Range	Hormone replacement	182	18	171	-8	353	223	-3	4
Exelon	Alzheimer's disease	193	20	155	19	348	220	12	20
Visudyne	Macular degeneration	200	23	132	40	332	210	20	29
Foradil	Asthma	31	375	275	4	306	194	8	13
Trileptal	Epilepsy	224	109	74	55	298	189	75	92
Famvir*	Antivirals	185	17	75	5	260	165	6	13
Femara	Breast cancer	65	66	134	35	199	126	35	43

Top twenty products total		5 978	17	6 432	19	12 410	7 856	10	18
Rest of portfolio		764	-5	2 505	0	3 269	2 067	-9	-1

Total		6 742	14	8 937	13	15 679	9 923	5	13

* 2001 restated because of transfers to other sectors
N/A–not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.58. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables: Third quarter 2002—Sales of top twenty pharmaceutical products

		US		Rest of world		Total		% change
Brands	Therapeutic Area	CHF m	% change in local currencies	CHF m	% change in local currencies	CHF m	USD m	in CHF	in local currencies

Diovan/Co-Diovan	Hypertension	252	2	338	56	590	373	13	27
Cibacen/Lotensin	Hypertension	403	16	43	-6	446	282	1	14
(of which Lotrel)		275	28	0	N/A	275	174	13	28
Neoral/Sandimmun	Transplantation	93	-27	271	-4	364	230	-21	-11
Lamisil (group)	Fungal infections	218	2	206	9	424	268	-5	5
Sandostatin (group)	Acromegaly	111	34	121	10	232	147	9	21
Voltaren (group)	Inflammation/pain	-6	-160	214	-2	208	132	-19	-8
Glivec/Gleevec	Chronic myeloid leukemia	77	45	166	N/A	243	154	196	229
Lescol	Cholesterol reduction	111	5	114	17	225	142	1	10
Zometa	Cancer complications	147	N/A	56	N/A	203	128	N/A	N/A
Miacalcic	Osteoporosis	121	32	58	3	179	113	10	21

Top ten products total		1 527	25	1 587	21	3 114	1 969	10	23
Tegretol	Epilepsy	31	-51	89	0	120	76	-33	-22
Aredia (group)	Cancer complications	6	-95	68	-34	74	47	-77	-75
Leponex/Clozaril	Schizophrenia	34	-32	79	10	113	72	-17	-8
HRT Range	Hormone replacement	46	-24	51	-13	97	61	-28	-19
Exelon	Alzheimer's disease	60	46	53	29	113	72	23	38
Visudyne	Macular degeneration	60	13	44	29	104	66	6	19
Foradil	Asthma	12	971	83	6	95	60	13	19
Trileptal	Epilepsy	83	77	25	63	108	68	50	73
Famvir*	Antivirals	48	9	27	3	75	47	-5	7
Femara	Breast cancer	17	11	44	28	61	39	11	22

Top twenty products total		1 924	9	2 150	15	4 074	2 577	0	12
Rest of portfolio		297	-32	762	11	1 059	672	-7	3

Total		2 221	6	2 912	13	5 133	3 249	-1	10

* 2001 restated because of transfers to other sectors
N/A–not applicable as no or insignificant prior year sales

All USD figures are convenience translations of CHF into USD at a rate of 1.58. These translations should not be construed as representations that the CHF amounts could actually have been converted into the USD amounts indicated.

Supplementary tables:    Nine-month sales by region

				% change
	2002		2001		local currencies	2002 % of total	2001 % of total
	USD m	CHF m	CHF m	CHF

Pharmaceuticals
US	4 267	6 742	6 362	6	14	43	43
Rest of world	5 656	8 937	8 534	5	13	57	57

Total	9 923	15 679	14 896	5	13	100	100

Generics
US	472	746	560	33	44	37	32
Rest of world	806	1 274	1 197	6	15	63	68

Total	1 278	2 020	1 757	15	24	100	100

OTC
US	347	549	586	-6	1	31	31
Rest of world	762	1 204	1 280	-6	-1	69	69

Total	1 109	1 753	1 866	-6	0	100	100

Animal Health
US	176	278	227	22	32	37	32
Rest of world	297	468	488	-4	4	63	68

Total	473	746	715	4	12	100	100

Medical Nutrition
US	193	304	317	-4	3	27	28
Rest of world	515	814	825	-1	3	73	72

Total	708	1 118	1 142	-2	3	100	100

Infant & Baby
US	788	1 245	1 240	0	8	78	76
Rest of world	219	346	402	-14	-3	22	24

Total	1 007	1 591	1 642	-3	5	100	100

CIBA Vision
US	338	534	591	-10	-3	40	43
Rest of world	510	806	775	4	11	60	57

Total	848	1 340	1 366	-2	5	100	100

Consumer Health
US	2 314	3 656	3 521	4	12	43	41
Rest of world	3 109	4 912	4 967	-1	6	57	59

Total	5 423	8 568	8 488	1	8	100	100

Group
US	6 581	10 398	9 883	5	13	43	42
Rest of world	8 765	13 849	13 501	3	10	57	58

Total	15 346	24 247	23 384	4	11	100	100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: October 17, 2002	By:	/s/ DR. RAYMUND BREU
	Name:	Dr. Raymund Breu
	Title:	Chief Financial Officer Novartis Group

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SIGNATURES